SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2013 KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Tony Yongrae Jung
Name:	Tony Yongrae Jung
Title:	Team Leader

kt 3Q13
Earnings Release
Investor Relations | 2013. 11. 1

Disclaimer
This presentation has been prepared by KT Corp(“the Company”). This presentation contains forward-looking statements, (“the which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.
Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non-Public Entities(“KAS-NPEs”). As such, our disposal gains from real estates and others have been excluded from our operating income.
The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment.
Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors.
The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.

Contents
1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix
IFRS / Consolida

K-IFRS / Consolidated
1-1 Financial Highlights
Income Statement
Operating revenue 5,734.6bn
(YoY) -7.3%/(QoQ) -0.4%
??Service revenue 4,935bn (YoY) +1.2%/(QoQ) -0.1% ??Merchandise revenue 799.7bn (YoY) -39.1%/(QoQ) -2.3%
Operating income 307.8bn
(YoY) +22.7%/(QoQ) -11.6%
Net income 136.3bn
(YoY) -63.1%/(QoQ) +2.2%
EBITDA 1,194.5bn
(YoY) +6.2%/(QoQ) -2.7%
(Unit: KRW bn)
3Q13 3Q12 YoY 3Q13 2Q13 QoQ
Operating revenue 5,734.6 6,188.2 -7.3% 5,734.6 5,757.0 -0.4%
Service revenue 4,935.0 4,875.8 1.2% 4,935.0 4,938.2 -0.1% Merchandise revenue 799.7 1,312.4 -39.1% 799.7 818.9 -2.3%
Operating expense 5,426.8 5,937.3 -8.6% 5,426.8 5,408.8 0.3% Operating income 307.8 250.9 22.7% 307.8 348.3 -11.6%
Margin (%) 5.4% 4.1% 1.3%p 5.4%p 6.0%p -0.7%p
Non-operating income (loss) -110.5 231.3 TR -110.5 -147.3 -24.9% Income before income taxes 197.3 482.2 -59.1% 197.3 201.0 -1.8% Net income 136.3 369.8 -63.1% 136.3 133.4 2.2%
Margin (%) 2.4% 6.0% -3.6%p 2.4% 2.3% 0.1%p
EBITDA 1,194.5 1,124.9 6.2% 1,194.5 1,228.1 -2.7%
Margin (%) 20.8% 18.2% 2.7%p 20.8% 21.3% -0.5%p
? Effects of amendments to K-IFRS10(guidance for consolidated financials) have been reflected retroactively from FY2012 for comparison purposes
K-IFRS / Consolidated

K-IFRS / Consolidated
1-2 Financial Highlights
Major Subsidiaries
Operating Revenue Operating Profit 770.2 776.7 768.7
35.6 46.9
32.1
Consolidated from 4Q11 3Q12 2Q13 3Q13 3Q12 2Q13 3Q13
153.8 155.3 24.7 143.1 21.0
16.1
Consolidated from 1Q11
3Q12 2Q13 3Q13 3Q12 2Q13 3Q13
216.3 234.0 179.9
29.7
24.3
22.6 Consolidated from 3Q12
3Q12 2Q13 3Q13 3Q12 2Q13 3Q13
? Subsidiaries’ financials are consolidated
(Unit: KRW bn)
155.0 160.8
52.2%
44.5%
32.2
12.8%
3Q12 2Q13 3Q13 Operating income contribution of subsidiaries % of subsidiaries’ OP
? Operating income contribution of subsidiaries= Consolidated OP – kt stand alone OP

K-IFRS / Consolidated
1-3 Financial Highlights
Operating Revenue
3Q13 Operating revenue 5,734.6bn
(YoY) -7.3%/(QoQ) -0.4%
- Wireless revenue fell due to subscriber decrease and interconnection revenue fall (YoY) -2.3%/(QoQ) -2.2%
- Wireline revenue decreased due Telephony revenue decline (YoY) -6.7%/(QoQ) -3.0%
- Media/Contents revenue increased from subscriber expansion (YoY) +31.7%/(QoQ) +4.8%
- Finance/Rental revenue increased mainly due to kt Rental revenue growth (YoY) +4.0%/(QoQ) +1.2%
- Merchandise revenue fell as wireless handset sales decreased (YoY) -39.1%/(QoQ) -2.3%
(Unit: KRW bn)
3Q13 3Q12 YoY 3Q13 2Q13 QoQ
Wireless 1,713.8 1,754.2 -2.3% 1,713.8 1,752.2 -2.2%
Wireline 1,462.4 1,568.0 -6.7% 1,462.4 1,507.7 -3.0% Media/ 351.0 266.4 31.7% 351.0 334.9 4.8% Contents Finance/ 976.9 939.1 4.0% 976.9 965.2 1.2% Rental Others 430.8 348.0 23.8% 430.8 378.2 13.9%
Merchandise 799.7 1,312.4 -39.1% 799.7 818.9 -2.3%
Total 5,734.6 6,188.2 -7.3% 5,734.6 5,757.0 -0.4%

K-IFRS / Consolidated
1-4 Financial Highlights
Operating Expenses
3Q13 Operating expenses 5,426.8bn
(YoY) -8.6%/(QoQ) +0.3%
- Cost of service provided increased due to Media subscriber growth (YoY) +14.7%/(QoQ) +6.2%
- Less handset sales led to fallen Cost of merchandise (YoY) -43.4%/(QoQ) -8.0%
- Marketing cost fell due to less wireless handset sales (YoY) -17.8%/(QoQ) -3.5%
(Unit: KRW bn)
3Q13 3Q12 YoY 3Q13 2Q13 QoQ
Labor cost 813.0 760.3 6.9% 813.0 813.3 0.0%
General expenses 2,524.3 2,501.4 0.9% 2,524.3 2,503.2 0.8% Cost of service 786.1 685.0 14.7% 786.1 739.9 6.2% provided Selling expenses 592.5 733.6 -19.2% 592.5 580.0 2.2% Cost of 710.9 1,257.0 -43.4% 710.9 772.4 -8.0% merchandise
Total 5,426.8 5,937.3 -8.6% 5,426.8 5,408.8 0.3%
? Marketing Cost (kt Stand alone, Profit from handset sales adjusted)
(Unit: KRW bn)
3Q13 3Q12 YoY 3Q13 2Q13 QoQ
Marketing Cost 602.9 733.3 -17.8% 602.9 624.9 -3.5%

K-IFRS / Consolidated
1-5 Financial Highlights
Financial Position
Net debt stands at KRW 9.6tn, a
decrease of 3.1% QoQ
Net debt ratio at 72.6%, representing improvement by
3.3%p QoQ
Debt Position
- Total Debt : 11,651bn
- Net Debt : 9,618bn
Debt Ratio
- Liability to Equity : 157.7%
- Net Debt to Equity : 72.6%
(Unit: KRW bn)
3Q13 3Q12 YoY 3Q13 2Q13 QoQ Assets 34,127.2 33,871.5 0.8% 34,127.2 33,490.3 1.9%
Cash and cash
2,033.1 1,279.0 59.0% 2,033.1 1,881.6 8.1% equivalents
Liabilities 20,883.2 20,612.6 1.3% 20,883.2 20,409.5 2.3%
Borrowings 11,651.2 11,492.1 1.4% 11,651.2 11,810.3 -1.3%
Equity 13,244.0 13,258.8 -0.1% 13,244.0 13,080.8 1.2%
Capital stock 1,564.5 1,564.5 0.0% 1,564.5 1,564.5 0.0%
Net Debt 9,618.1 10,213.0 -5.8% 9,618.1 9,928.8 -3.1%
Liabilities/Equity 157.7% 155.5% 2.2%p 157.7% 156.0% 1.7%p Net Debt/Equity 72.6% 77.0% -4.4%p 72.6% 75.9% -3.3%p
165.7% 153.0% 155.5% 161.4% 163.3% 156.0% 157.7% Liabilities/Equity
79.1% 78.0%
75.4% 77.0% 75.9%
Net Debt/Equity 71.0% 72.6%
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13
K-IFRS / kt St

K-IFRS / kt Stand Alone
1-6 Financial Highlights
CAPEX
Total CAPEX
- Investments for wideband LTE and network advancement to strengthen competitiveness
- 3Q13 : 711.9bn
(YoY) +20.2%/(QoQ) +17.9% FY2013 Guidance : KRW 3.5tn
Wireless CAPEX
- 3Q13 : 205.9bn
- FY 2013 Guidance : KRW 1.6tn
Wireline CAPEX
- 3Q13: 349.6 bn
- FY 2013 Guidance : KRW 1.2tn
(Unit: KRW bn)
711.9
592.3 603.7 156.4
113.0
193.4
205.9
Overhead
261.5
Wireless 182.2 Wireline
349.6 217.8
228.1
3Q 12 2Q 13 3Q 13

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

K-IFRS / Consolidated
2-1 Business Overview
Wireless
Wireless service revenue decreased due to slowed subscriber acquisition
Wireless ARPU recorded KRW 31,332, up
4.5% YoY (Appendix 4-4)
LTE subscribers stand at 6.8m, accounting for
41.8% of total subscribers
Smartphone subscribers stand at 11m, accounting for 67.7% of total subscribers ??Focus on subscriber and revenue growth by securing intrinsic competitiveness with newly launched wideband LTE networks ??Enhancing service quality through differentiated contents and pricing plans to regain growth momentum
(Unit: KRW bn)
3Q13 3Q12 YoY 3Q13 2Q13 QoQ
Service 1,463.9 1,442.8 1.5% 1,463.9 1,495.2 -2.1% Interconnection 148.5 170.1 -12.7% 148.5 141.9 4.6% Others 101.5 141.3 -28.2% 101.5 115.0 -11.8%
Wireless 1,713.8 1,754.2 -2.3% 1,713.8 1,752.2 -2.2%
<Smartphone Subscribers> (Unit: 1,000 / %)
10,251 10,734 10,973 11,056 9,135 9,787 6,824 8,537
1,170 2,488 5,068 6,057 351 3,900
36.8% 41.8% 8,186 7,966 15.1% 30.8%
23.6%
2.1% 7.1% 7,299
6,351 5,665 4,916 4,231 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 LTE Subscribers 3G Smartphone % of LTE

K-IFRS / Consolidated
2-2 Business Overview
Wireline
Due to decrease in both subscriber and MOU of Telephony, total Wireline revenue fell 6.7% YoY
Broadband revenue rose 2.3% YoY as bundling discounts decreased
Line lease revenue increased 0.6% YoY due to revenue improvement from kt sat
Aiming to secure stable wireline revenue by utilizing broadband as a pivotal bundle service with IPTV, VoIP, and mobile
(Unit: KRW bn)
3Q13 3Q12 YoY 3Q13 2Q13 QoQ
Telephony 717.2 834.7 -14.1% 717.2 765.0 -6.2% Broadband 442.8 432.8 2.3% 442.8 442.0 0.2% Line lease 302.4 300.5 0.6% 302.4 300.7 0.6%
Wireline 1,462.4 1,568.0 -6.7% 1,462.4 1,507.7 -3.0%
<Wireline Subscribers> (Unit: 1,000 / %)
26,987 26,923 26,846 26,703 26,546 26,361 26,215
7,922 7,967 8,009 8,037 8,050 8,038 8,041 3,294 3,326 3,344 3,348 3,383 3,407 3,462 15,771 15,630 15,493 15,318 15,113 14,916 14,712 70% 70% 71% 71% 72% 68% 69% 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 Broadband VoIP PSTN BB Bundled ratio
K-IFRS

K-IFRS / Consolidated
2-3 Business Overview
Media / Contents
Expansion of kt Group Media subscribers led to 31.7% YoY revenue growth kt Group Media subscribers stands at
6.67m, with net gain of 230k in 3Q13
- OTV : 2.58m
- OTS : 2.13m
- Skylife only : 1.96m
??Strengthen media/contents leadership with service enhancement of Olleh TV
Mobile (OTM)
(Unit: KRW bn)
3Q13 3Q12 YoY 3Q13 2Q13 QoQ
Media 302.9 252.1 20.1% 302.9 292.1 3.7%
Contents 48.2 14.4 235.1% 48.2 42.8 12.6%
Media/Contents 351.0 266.4 31.7% 351.0 334.9 4.8%
(Unit: 1,000)
<Media Subscribers>
6,215 6,443 6,670 5,796 6,039 5,593 5,341
2,450 2,581 2,262 2,327 2,150 2,193 2,015
1,301 1,421 1,590 1,768 1,901 2,027 2,132 2,025 2,022 2,013 2,009 1,987 1,967 1,957 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 OTV OTS Skylife only

K-IFRS / Consolidated
2-4 Business Overview
Finance / Rental
Finance/Rental revenue
Revenue growth as kt Rental revenue increased with more auto rental customers
Other Services revenue
Revenue growth supported by increases in kt ens revenue and other subsidiaries such as kt telecop
Others
Merchandise
Due to less handset sales volume, merchandise sales decreased by 39.1% YoY
(Unit: KRW bn)
3Q13 3Q12 YoY 3Q13 2Q13 QoQ
Finance/Rental 976.9 939.1 4.0% 976.9 965.2 1.2%
Finance 814.7 819.0 -0.5% 814.7 819.7 -0.6%
Rental 162.1 120.1 35.0% 162.1 145.5 11.4%
Other Service 430.8 348.0 23.8% 430.8 378.2 13.9%
IT/Solution 204.5 153.5 33.2% 204.5 167.5 22.1%
Real estate 72.2 72.7 -0.7% 72.2 82.9 -12.9%
Other
Subsidiaries 154.1 121.7 26.6% 154.1 127.8 20.6%
(Unit: KRW bn)
3Q13 3Q12 YoY 3Q13 2Q13 QoQ
Merchandise 799.7 1,312.4 -39.1% 799.7 818.9 -2.3%

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

4-1 K-IFRS Quarterly Income Statements

Consolidated I/S	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13
Operating revenue	5,723	5,732	6,188	6,213	6,104	5,757	5,735
Service Revenue	4,725	4,760	4,876	4,895	4,941	4,938	4,935
Wireless	1,716	1,740	1,754	1,703	1,757	1,752	1,714
Fixed line	1,664	1,611	1,568	1,549	1,522	1,508	1,462
Media/Contents	231	248	266	323	314	335	351
Finance/Rental	836	844	939	955	917	965	977
Other service	279	316	348	365	432	378	431
Merchandise rev.	998	973	1,312	1,318	1,163	819	800
Operating expense	5,144	5,379	5,937	6,173	5,737	5,409	5,427
Service expense	4,146	4,412	4,680	4,905	4,590	4,636	4,716
Labor expense	737	744	760	835	804	813	813
General expense	2,382	2,457	2,501	2,743	2,404	2,503	2,524
Depreciation	764	773	874	863	879	880	887
Commissions	333	346	333	406	262	298	335
Advertising	24	40	40	47	32	38	45
Financial biz exp	693	701	675	703	632	675	689
Other general exp	568	596	580	725	599	612	569
Cost of svc provided	596	633	685	699	744	740	786
Cost of service	254	324	341	449	394	434	499
Interconnection fees	259	239	247	156	203	209	210
Other cost of service	83	69	97	94	147	98	78
Selling expense	431	579	734	628	638	580	593
Sales expense	399	549	694	588	592	530	544
Bad debt expense	33	30	40	40	46	50	48
Cost of merch sold	998	966	1,257	1,268	1,147	772	711
Operating income	579	354	251	40	367	348	308
EBITDA	1,343	1,127	1,125	903	1,246	1,228	1,194
N-OP income(loss)	-58	-49	231	81	-72	-147	-111
N-operating income	192	74	463	557	223	143	21
N-operating expense	254	129	236	479	296	293	131
Equity Method (G/L)	4	7	4	4	1	3	-1
Income bf taxes	521	305	482	121	295	201	197
Income tax	117	64	98	2	83	68	61
Income from con op	404	241	384	119	213	133	136
Income from discon. op	2	-3	-15	-15	0	0	0
Net income	406	237	370	104	213	133	136
NI contributable to kt	384	217	356	100	182	109	106

(Unit: KRW bn)

kt Separate I/S	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13
Operating revenue	4,601	4,575	4,941	4,747	4,791	4,359	4,151
Service Revenue	3,640	3,622	3,639	3,562	3,679	3,560	3,471
Wireless	1,691	1,715	1,731	1,678	1,734	1,731	1,693
Fixed line	1,682	1,616	1,590	1,554	1,507	1,485	1,440
Media/Contents	102	110	122	132	130	132	147
Finance/Rental							
Other service	164	180	196	198	307	212	191
Merchandise rev.	961	953	1,302	1,184	1,112	799	680
Operating expense	4,078	4,285	4,722	4,718	4,555	4,166	4,004
Service expense	3,085	3,320	3,480	3,559	3,438	3,389	3,314
Labor expense	606	605	599	691	641	635	627
General expense	1,517	1,594	1,573	1,751	1,563	1,607	1,583
Depreciation	725	734	736	731	732	723	725
Commissions	333	347	346	405	325	346	328
Advertising	22	38	36	41	30	39	44
Financial biz exp							
Other general exp	438	476	455	573	476	500	485
Cost of svc provided	506	493	524	464	541	511	496
Cost of service	165	184	181	214	192	203	207
Interconnection fees	259	239	246	155	202	209	210
Other cost of service	83	70	97	95	147	98	79
Selling expense	457	627	784	653	693	637	608
Sales expense	437	607	758	629	657	597	566
Bad debt expense	20	21	26	24	36	39	42
Cost of merch sold	993	965	1,241	1,159	1,116	776	690
Operating income	523	290	219	29	236	193	147
EBITDA	1,247	1,024	955	760	968	916	872
N-OP income(loss)	-64	-59	116	97	-70	-150	-100
N-operating income	178	62	338	538	245	127	9
N-operating expense	243	122	222	441	316	277	110
Income bf taxes	458	231	335	126	166	44	47
Income tax	98	44	71	228	26	9	6
Net income	361	187	263	-102	140	35	41

※ Effects of amendments to K-IFRS10(guidance for consolidated financials) have been reflected retroactively from FY2012 for comparison purposes

16

4-2 K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13
Asset	**33,209**	**32,253**	**33,871**	**34,558**	**34,075**	**33,490**	**34,127**
Current assets	**10,967**	**9,872**	**10,582**	**10,517**	**10,546**	**10,108**	**10,057**
Cash &cash equivalents	1,590	1,411	1,279	2,058	1,493	1,882	2,033
Trade & other rec	5,228	4,947	4,817	4,564	4,214	4,080	3,660
Inventories	897	944	802	935	1,215	866	776
Other current assets	3,253	2,569	3,685	2,961	3,625	3,280	3,588
Non-current assets	**22,242**	**22,382**	**23,289**	**24,040**	**23,529**	**23,382**	**24,070**
Trade & other rec	1,514	1,212	929	1,073	751	805	648
P.P.E	14,265	14,562	15,431	15,806	15,739	15,714	15,816
Other non-cur assets	6,462	6,607	6,929	7,161	7,039	6,864	7,606
Liabilities	**20,710**	**19,506**	**20,613**	**21,340**	**21,135**	**20,409**	**20,883**
Current liabilities	**10,602**	**9,609**	**10,318**	**11,267**	**11,184**	**10,640**	**9,829**
Trade & other payables	6,616	5,914	6,450	7,221	6,964	6,046	6,084
Short-term borrowings	3,086	2,844	3,043	3,197	3,356	3,798	2,982
Other current liabilities	901	851	826	848	864	796	764
Non-current liabilities	**10,108**	**9,897**	**10,294**	**10,073**	**9,951**	**9,770**	**11,054**
Trade & other payables	658	585	738	701	605	603	1,136
Long-term borrowings	8,386	8,172	8,449	8,239	8,231	8,012	8,669
Other non-cur liabilities	1,064	1,140	1,107	1,133	1,115	1,154	1,248
Equity	**12,498**	**12,747**	**13,259**	**13,218**	**12,939**	**13,081**	**13,244**
Net debt	**9,882**	**9,605**	**10,213**	**9,379**	**10,095**	**9,929**	**9,618**

kt Separate	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13
Asset	**27,126**	**26,412**	**25,978**	**26,509**	**25,766**	**24,876**	**25,318**
Current assets	**7,072**	**6,310**	**6,093**	**6,090**	**5,899**	**5,107**	**4,992**
Cash &cash equivalents	809	791	501	1,173	531	794	901
Trade & other rec	4,740	4,500	4,264	3,951	3,608	3,352	2,910
Inventories	723	764	613	809	1,082	713	634
Other current assets	800	254	715	156	677	249	549
Non-current assets	**20,054**	**20,103**	**19,885**	**20,419**	**19,867**	**19,768**	**20,326**
Trade & other rec	1,396	1,099	788	926	600	648	485
P.P.E	13,464	13,744	13,604	13,009	12,854	12,723	12,713
Other non-cur assets	5,194	5,260	5,493	6,484	6,412	6,398	7,128
Liabilities	**15,503**	**14,592**	**13,884**	**14,638**	**14,241**	**13,331**	**13,716**
Current liabilities	**7,347**	**6,582**	**6,181**	**7,338**	**7,294**	**6,752**	**5,995**
Trade & other payables	4,824	4,322	4,059	4,966	4,542	3,701	3,683
Short-term borrowings	1,877	1,657	1,568	1,781	2,183	2,539	1,897
Other current liabilities	646	603	554	591	569	512	415
Non-current liabilities	**8,155**	**8,010**	**7,703**	**7,300**	**6,947**	**6,579**	**7,721**
Trade & other payables	611	543	697	676	577	568	1,081
Long-term borrowings	6,811	6,658	6,168	5,785	5,568	5,176	5,758
Other non-cur liabilities	734	809	838	838	802	835	881
Equity	**11,623**	**11,821**	**12,094**	**11,871**	**11,525**	**11,545**	**11,603**
Net debt	**8,291**	**7,871**	**7,745**	**6,851**	**7,586**	**7,279**	**7,644**

※ Effects of amendments to K-IFRS10(guidance for consolidated financials) have been reflected retroactively from FY2012 for comparison purposes

17

4-3 Subscribers (kt only)
Wireless 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 QoQ YoY Total Wireless Subscribers 17,435 17,389 17,416 17,436 17,371 17,354 17,205 -0.9% -1.2%
3G + LTE 16,599 16,488 16,480 16,502 16,443 16,439 16,325 -0.7% -0.9% WiBro 836 902 936 934 928 915 880 -3.8% -6.0%
Mobile Subscribers (*1,000)
Gross addition 1,423 1,271 1,502 1,280 1,273 1,224
1,080 -11.7% -28.0% Deactivation 1,387 1,382 1,509 1,259 1,332 1,227 1,195 -2.6% -20.9% Net addition 36 -111 -8 22 -59 -3 -114 NA NA Churn rate (%) 2.7% 2.8% 3.1% 2.5% 2.7% 2.5% 2.4% -0.1%p -0.7%p
Subscribers 16,599 16,488 16,480 16,502 16,443 16,439 16,325 -0.7% -0.9%
? Mobile: WCDMA + LTE
Mobile ARPU (Won)
Wireless Service 28,722 29,447 29,970 30,697 31,116 31,615 31,332 -0.9% 4.5%
Interconnection 3,869 3,531 3,571 1,858 2,920 3,060 3,242 5.9% -9.2%
? ARPU: 3G+LTE
? Wireless service : Voice + Data
Wireline 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 QoQ YoY
Subscribers (*1,000)
Telephony 19,065 18,957 18,837 18,666 18,496 18,323 18,173 -0.8% -3.5%
PSTN 15,771 15,630 15,493 15,318 15,113 14,916 14,712 -1.4% -5.0% VoIP 3,294 3,326 3,344 3,348 3,383 3,407 3,462 1.6% 3.5%
Broadband 7,922 7,967 8,009 8,037 8,050 8,038 8,041 0.0% 0.4% IPTV 3,316 3,571 3,783 4,030 4,228 4,477 4,713 5.3% 24.6%

Thank you kt